UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 7, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SeaWorld Entertainment, Inc.

File No. 001-35883 - CF#34936

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       SeaWorld Entertainment, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on March 24, 2017.

       Based on representations by SeaWorld Entertainment, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 99.3   through May 18, 2027

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                 Brent J. Fields
                 Secretary